

Mail Stop 4628

July 26, 2018

Via E-mail
Domenic J. Dell'Osso
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

      Re: Chesapeake Energy Corporation
              10-K for Fiscal Year Ended December 31, 2017
              Filed February 22, 2018
              File No. 1-13726

Dear Mr. Dell'Osso:

      We refer you to our comment letter dated June 29, 2018, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: John Reynolds
       Assistant Director
       Division of Corporation Finance

       J. David Hershberger
       Corporate Securities Counsel
       Chesapeake Energy Corporation